LEFT RIGHT MARKETING TECHNOLOGY, INC.
                         585 WEST 500 SOUTH, SUITE 180
                              BOUNTIFUL, UT 84010
                                (801) 244-4405


February 15, 2006





VIA EDGAR AND FEDERAL EXPRESS





Securities and Exchange Commission
Office of Small Business
450 Fifth Street, N.W.
Mail Stop 7010
Washington D.C.  20549-7010
Attention:  Andrew Schoeffler


RE:   LEFT RIGHT MARKETING TECHNOLOGY, INC.;
      FILE NO. 000-09047


Dear Mr. Schoeffler:


On behalf of Left Right Marketing Technology, Inc., a Delaware corporation (the "Company" or "LRMK"), enclosed please find Amendment No. 2 ("Amendment No. 2") to the Company's Preliminary Information Statement on Schedule 14C. Amendment No. 2 has been marked to show revisions from the Amendment No. 1 to the Preliminary Information Statement on Schedule 14C filed with the Securities and Exchange Commission (the "Commission") on February 2, 2005 (the "Preliminary Information Statement").


Set forth below are the comments in your letter dated February 8, 2006 ("Comment Letter") with respect to the Preliminary Information Statement and the responses of the Company to such comments. The capitalized terms used, but not defined herein, have the meanings assigned to them in Amendment No. 2.


General


   1. We reissue comment one and eleven from our letter dated January 24, 2006. In this regard we note the following:


   - It does not appear that the information you had previously incorporated by reference has been disclosed in your information statement. Please revise your filing to disclose this information.


   -    You may not incorporate by reference the information contained in Annex
        C. Please remove this annex and disclose the relevant information in your information statement.


We have "reserved" Annex C and inserted all information previously set forth in Annex C within Amendment No. 2 immediately following the audited financial statements of The Ultimate Poker League, Inc. Please note that Annex C now contains no information and no items are being incorporated by reference or in an Annex that should otherwise be located within the Amendment No.2.


   1. We read your response to comment nine of our letter dated January 24, 2006. Please disclose the federal income tax consequence of the proposed merger. See Item 1004(a)(2)(vii) of Regulation M-A. In addition, please identify the counsel upon whose advice you are relying. See the disclosure in the section entitled, "What are the tax implications of the merger with Strategic Gaming Investments, Inc.?"


We have disclosed the federal income tax consequences of the proposed merger in Amendment No. 2. Further, Item 1004(a)(2)(vii) requires disclosure of the federal income tax consequences, if material. It is our position that the proposed merger will be "tax free" under Section 368 of the Internal Revenue Code. Thus, the tax implications are not material, but we have been disclosed our position as requested.


Please see modifications to the section titled, "What are the tax implications of the merger with Strategic Gaming Investments, Inc.?" as well as the final paragraph in the section titled "Terms of the Transaction" set forth in Proposal Two.


   2. Please disclose your responses to comments ten, twelve, and fourteen of our letter dated January 24, 2006.


Each of the responses has been inserted. Specifically, within Amendment No. 2 our response to comment ten can be found in the third paragraph of the section titled "Conflicts of Interest" located within Proposal Two, our response to comment twelve can be found in the subsection titled "The Ultimate Poker League Reality TV Show", located within the section titled "Products and Services", and our response to comment fourteen can be found in the subsection titled "The Ultimate Poker League Contest", located within the section titled "Products and Services".


Government Regulation, Licensing and Taxation


   3. Please clarify why you have determined that government regulation of The Ultimate Poker League contest is "not probable". Why is your conclusion qualified in this matter? Please disclose your response in your revised information statement. To the extent that you relied on an opinion of counsel in reaching your conclusion, please identify counsel in your revised information statement. We note your response to comment thirty-five of our letter dated December 2, 2005.


We have formed our opinion based upon consultation with outside counsel and extensive research of the regulations in the various states in which we intend to offer The Ultimate Poker League contest. In addition, Anthony Marsiglia, the President of The Ultimate Poker League, Inc., a wholly-owned subsidiary of the Company, has over twenty years of experience in the operation of sweepstakes and contests in the United States.


Our conclusion is qualified only to the extent new regulations are enacted in such states in the future. We, however, have no reason to believe new regulations will be enacted in such states.


5. Please clarify which government regulation you refer to in the first sentence of the first paragraph of this section.


We are referring to the regulations governing gaming regulation. We address the regulation of sweepstakes, games of chance and contests in the following paragraphs of this section. To this end, we have undertaken significant research in each of the states in which we intend to offer The Ultimate Poker League contest. Further, as noted in response number four above, Anthony Marsiglia, the President of The Ultimate Poker League, Inc., has more than twenty years of experience in establishing and operating sweepstakes and contests in the United States. Please see additional disclosure in paragraph one of "Government Regulation, Licensing and Taxation".


6. We note the disclosure in numbered paragraph eight in the section entitled "Plan of Operation and Milestones". To eliminate confusion, please clarify in this section the licensing requirements of the Nevada Gaming Control Board and any other state gaming control board. In that regard, we note your response to comment thirty-seven of our letter dated December 2, 2005.


We have disclosed in detail the licensing requirements of the Nevada Gaming Control Board and the other ten commercial casino states. Please find this information at the conclusion of "Plan of Operations and Milestones" of Amendment No. 2. Please be advised that as stated in Amendment No. 2 and the prior two submissions, we are not required to obtain a license from the state gaming regulators in any state we offer the "contest" in the future.


7. Please revise to discuss state and local regulations pertaining to contests and/or sweepstakes/games of chance referred to in the third paragraph of this section.


Please see new disclosures in the third paragraph of the section titled, "Government Regulation, Licensing and Taxation".


8. We reissue comment sixteen of our letter dated January 24, 2006, as it does not appear that you have disclosed the response in your information statement.


The response to comment sixteen was included in Amendment No. 1 under "Government Regulation, Licensing and Taxation". Please see the final three paragraphs of this section.


We look forward to hearing from you shortly.


Very truly yours,


/s/ Lawrence S. Schroeder
-------------------------
Lawrence S. Schroeder
Chief Executive Officer and President